Exhibit 13(a)(4)(2)

December 29, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm to ICM Small Company Portfolio, a series of The Advisors’ Inner Circle Fund and, on December 21, 2020, we reported on the statement of assets and liabilities of ICM Small Company Portfolio, including the schedule of investments, as of October 31, 2020 and the statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended and the related notes to the financial statements. On July 16, 2021, we were terminated.

We have read William Blair Small Cap Value Fund’s, a series of William Blair Funds, statements included under Exhibit 13(a)(4)(1) of its Form N-CSR, and we agree with such statements.

Sincerely,

BBD, LLP